Filed by Kenvue Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

The following transcript of the conference call with investors on November 3, 2025 is being filed in connection with the proposed transaction between Kimberly-Clark Corporation and Kenvue Inc.:

Kimberly-Clark Acquisition of Kenvue Conference Call

November 3, 2025

Moderator

Good morning. Welcome to today's conference call to discuss Kimberly-Clark's acquisition of Kenvue. At this time, all participants will be in a listen only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today's presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on your telephone keypad. And to withdraw your question, please press star, then two.

With that, I would now like to turn the call over to Chris Jakubik, Kimberly-Clark's Head of Investor Relations. Please go ahead.

Chris Jakubik

Head of Investor Relations, Kimberly-Clark

Thank you and good morning, everyone. This is Chris Jakubik, Head of Investor Relations at Kimberly-Clark, and thank you for joining us on today's call to discuss Kimberly-Clark's acquisition of Kenvue.

As a reminder, this call is being recorded, and a press release and slide presentation regarding today's news are available at the Investor Relations sections of each company's website.

Before we begin, I'd also like to remind everyone that all statements made during the call that relate to future results and events, including the proposed merger, are forward-looking statements that are based on current expectations. Actual results and events could differ materially from those discussed, and we will discuss some non-GAAP financial measures during these remarks. These non-GAAP financial measures should be considered a replacement for and should be read together with results. Please refer to the information on the forward-looking statements slide here as well as the additional information contained in SEC filings for both companies.

Presenters on today's call include Mike Hsu, Chairman of the Board and Chief Executive Officer of Kimberly-Clark, Kirk Perry, Chief Executive Officer and Board Member of Kenvue, Sheri McCoy, Lead Independent Director of the Kimberly-Clark Board, and Nelson Urdaneta, Senior Vice President and Chief Financial Officer of Kimberly-Clark.

At this time, all participants are in listen-only mode. The call will be open for analyst questions following the presentation. With that, I'll turn the call over to Mike.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Okay, thank you, Chris. Good morning, everyone. It's great to be here with all of you. I'm excited to announce a transformational transaction that will bring together two iconic American companies to create a global health and wellness leader.

Throughout our century plus history, one thing has remained constant for Kimberly-Clark, a focus on developing science and technology to provide extraordinary everyday care. Kimberly-Clark's and Kenvue's combined brands carry deep meaning for billions around the world. For so many parents, Huggies and Johnson's Baby Shampoo remind them of when their kids were born. Our collective brands help parents raise their children and continue to play an important role throughout consumers' lifetimes in moments of need and vulnerability.

Together, we will be the largest pure play consumer health company, caring for even more people around the world and delivering even better solutions to their important everyday needs. At Kimberly-Clark, we spent years positioning our business for this moment.

Today, we are a faster, leaner, pure play personal care company, and we have industry leading operational and brand momentum. As we've executed Powering Care, both on the portfolio and operation side, we've had our eye on how we can take the transformation to the next level. We're wired now for this next major step forward. We have the playbook, the experience, and the team in place. We're no strangers to driving discipline, quality, productivity, and efficiency. It's what we focus on every day. We'll unite these brands and the best scientific minds in a new home that will drive a relentless focus on innovation and rigor.

Together, we will achieve sustained global leadership and create a durable long-term value for our combined shareholders, and most importantly, better care for a better world. We have an incredible opportunity before us to create the preeminent consumer health and wellness company. Our portfolios are highly complementary across categories and geographies. Our combination will drive growth, innovation, and commercial strength, backed by a powerful commercial engine and a playbook that can scale globally.

Our complementary capabilities and greater scale will enable us to move faster and accelerate our capacity to serve customers and drive significant efficiency. Both companies bring strong talent, and we will leverage our respective strengths to ensure one plus one equals three. We're going to be built to win with a best of both approach to the combination, and we're united by purpose-led, performance-driven cultures with shared values. Together, we'll advance our mission to create better care for a better world. The result is significant value creation opportunity for Kimberly-Clark and Kenvue shareholders.

On slide [seven], you'll see how we stack up against our peers on a pro forma basis. When you look at sheer scale together, we will be a leading global health and wellness player with the wherewithal to compete, drive significant investment, and win. The right side of the slide illustrates how bringing these brands together creates a truly comprehensive offering of consumer-centric care. Together, we'll serve a broader range of consumers through every stage of life. Many of our combined products are used on a daily basis and complementary, which means we can enhance lifetime value. We'll be there for our consumers at every turn, and we see particular growth opportunities in Baby Care, Women's Health, and Active Aging.

But now I'll turn it over to my great partner, Kirk Perry, Kenvue's CEO.

Kirk Perry

Chief Executive Officer, Kenvue

Thanks, Mike. Since launching as a standalone company, Kenvue has made important progress to strengthen our foundation. Thanks to the contributions of Kenvue's talented team, we are now well-positioned to deliver on our tremendous potential as part of Kimberly-Clark. This transaction represents the culmination of our board's monthslong review of strategic alternatives for Kenvue and one that we believe is a truly fantastic outcome.

We are delivering significant immediate value to our shareholders who will have the potential to benefit from substantial upside as part of the combined company. I got to know Mike and the team very well during this process. It quickly became clear to our team that these companies have amazing strategic alignment. This transaction joins two highly complementary portfolios comprised of everyday essentials that people trust and count on throughout their lives and teams who share a passion for delivering science-backed solutions.

We are confident that bringing together Kenvue's and Kimberly-Clark's strengths, capabilities, resources, and geographic reach will empower the combined company to innovate even faster and continue to grow our brands.

As a combined global leader in health and wellness, we will unlock the full potential of our portfolio as we serve consumers at every stage of life. I have closely followed Kimberly-Clark's evolution; in fact, my last 15 years at Procter & Gamble competed head to head with them, and I'm excited about our ability to leverage the strong operating foundation that this team was built to unleash the full potential of Kenvue's brands.

What's more, both Kenvue and Kimberly-Clark are driven by a deep commitment to caring for people and making a positive impact, and we expect the combined company to create new and different potential growth opportunities for our employees. I am confident Kenvue has a very bright future with Kimberly-Clark, and I look forward to working together to successfully complete this transaction and bring the two companies together.

Finally, I also want to note that we released our third quarter 2025 results this morning and reaffirmed our outlook for the year. In light of the transaction, we will not hold our previously scheduled earnings conference call, but we have posted remarks to our IR site. On this call, we're excited to talk about this compelling combination, and we look forward to discussing our results separately with analysts and investors.

With that, I'll hand it back to Mike.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

All right. Thank you, Kirk. Before we get into the transaction in further detail, I've asked Kimberly Clark's lead independent director, Sheri McCoy, to say a few words as her deep experience in this space and involvement in this process from the start has been invaluable to us.

Sheri McCoy

Lead Independent Director, Kimberly-Clark

Thanks, Mike. Kimberly-Clark is a 150-year-old iconic American company built on trusted, everyday essentials. In my seven years as a Kimberly-Clark board member, I've seen firsthand the power of our brands and the team's commitment to driving quality innovation. This transaction is a significant opportunity and one that I am personally very excited about.

Bringing these two companies together makes incredible sense and will position the combined company to achieve great things on behalf of consumers and shareholders. My confidence stems from my history with the Kenvue business. I spent 30 years at Johnson & Johnson and know the brands intimately. They are powerful and valuable for the billions of people around the world who need them. Consumers feel a deep emotional connection to them. I know these brands have found a great home at Kimberly-Clark. I began my career as a scientist and approached every business decision through that lens. Our board reviewed this opportunity in the same way that Mike and the team run the business, and the same way that our scientists invent every day, with incredible rigor, thoughtfulness, and discipline.

We came away with deep conviction in the value creation potential of this combination. Mike has recruited a world-class leadership team. I've watched them transform the business over the past several years, and they are firing on all cylinders. Through its transformation, Kimberly-Clark has built the foundation it needs to take this next step, and Mike and the team have the right platform in place to deliver on this opportunity.

This management team will be outstanding stewards to nurture and reinvigorate everything that makes Kenvue's brands essential. Hand in hand with the combined company's amazing scientific talent, they will apply the rigor and discipline these brands need to get to the next level. Together, these companies will serve billions of consumers across every stage of life and create a global leader positioned for the next 150 years.

So, Mike, back to you.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Okay, thank you, Sheri. Okay, now on slide [11], you're going to see a snapshot of what Kimberly-Clark is today, a truly global leader in personal care and hygiene. We have scale and reach with six brands that generate more than $1 billion in sales annually and serving more than a quarter of the world on a daily basis. We have a strong global presence across our categories in key regions. We're also demonstrating an ability to continue excelling, led by great innovation.

We're executing with discipline through an innovation-led volume plus mix-driven growth model. The breadth and scale of our market position is a compelling advantage for us that will only be compounded by acquiring Kenvue.

I want to step back and highlight just how far we've come in the past few years. Less than a decade ago, when I took over as CEO, our results and the valuation of our stocks suffered from below average organic growth, margins that were lower than our peers, and earnings that were more volatile than they needed to be. Since then, we've made significant progress in accelerating our growth, growing our gross margins beyond what had seemed a historical cap of 35%, and significantly reducing our earnings volatility.

Now, we started by focusing on elevating our categories, expanding our markets, and building a more consumer-centric culture. Eighteen months ago, we took that transformation to the next level with the launch of Powering Care. We've accelerated pioneering innovation, building on our engineering heritage to bring category-bending, science-based products to market faster than we ever have. We've made strong progress optimizing our cost structure, enabled by an integrated margin management approach. We've rewired our organization to become better, faster, and stronger, and have taken decisive action to focus on right-to-win spaces. Importantly, we've done this while fostering a purpose-led, performance-driven culture.

Today, Kimberly-Clark is a business with higher growth, higher margins, and lower earnings volatility, but what we've achieved is just a milestone, not an endpoint. As we've executed on this transformation, we've always had our eye on how we can take it to the next level. We're constantly looking for opportunities to progress faster and deliver more for our brands, for our customers, our people, and our shareholders. And we're confident that acquiring Kenvue will be a catalyst to achieving just that.

Our transformation has yielded a powerful value creation model that leaves us uniquely positioned to unlock the immense potential of Kenvue's brands. Bringing together Kimberly-Clark and Kenvue is a special opportunity for our companies and our shareholders. Companies like these can't be built overnight. These assets are unparalleled, and the brand equity is vast. We will deliver on this opportunity by leveraging our ability to out-innovate, out-market, and out-activate, paired with our cost discipline and manufacturing expertise.

We're driving organic momentum and gaining steam across our business. Every day, our focus is on out-innovating, out-marketing, and out-activating our peers. We're introducing new innovations and premiumizing our categories, bringing standout features to drive consumer preference across the good, better, best spectrum, across the categories and geographies we compete.

We've raised our marketing game to reinforce love for our iconic brands as we build industry-leading capabilities in digital engagement and creative development. And we earned a number one advantage score for three consecutive years, demonstrating our value to our retail partners.

All of this is underpinned by a growth and accountability mindset, which we've worked to embed across the entire organization. So, on slide [14], you're going to see the fruits of their work to instill a culture of accountability, discipline, and operating excellence.

On productivity and cost discipline, we are generating tremendous savings across our supply chain and now expect to achieve more than $3 billion in cumulative cost of goods sold savings by 2030. Just last week, we reported our strongest quarterly productivity level yet, delivering savings at a rate of 6.5% of adjusted cost of goods sold. We're successfully executing three key strategies that help us deliver the best product at the lowest cost. We're optimizing our value stream. We've revamped our product platforms, raw material sourcing, and manufacturing processes. We're optimizing our network, driving efficiency, speed, and lower costs across manufacturing distribution.

Our global supply chain organization is working hand in hand with our local teams to automate and digitize our supply chain. Importantly, we're confident in our ability to sustain momentum for years to come and bring these best practices to optimize the Kenvue footprint.

Finally, we've enhanced our focus on right-to-win spaces through our wiring for growth efforts. On slide 15 are some specifics on the significant moves we've made in the past few years. This includes the exit of about 650 million of private label contracts in North America, which will bring private label production to less than 1% of our ongoing sales.

Most recently, our announced joint venture with Suzano will sharpen our focus on our core personal care categories and reduce our exposure to highly variable fiber costs. All these actions also optimize our capital intensity, and they're centered around creating a higher growth, higher margin portfolio.

Taken together, we've made tremendous progress in a short time. Our team is performing at a very high level and are well equipped for this next powerful step in our transformation.

The acquisition of Kenvue is that powerful next step. As you've heard today, the combination of these great categories and great brands creates a global health and wellness leader. We'll apply the Kimberly-Clark management system to Kenvue, a lean, fast, agile operating model, disciplined management system, and world-class commercial and cost capability.

We've built a world-class team and world-class capability to compete effectively in the toughest categories in CPG. We're confident in Kimberly-Clark's long-term path and believe our technology and innovation pipeline will continue to get even better. We believe we can create tremendous shareholder value by applying our domain expertise to higher growth, higher margin categories.

We're confident we can help Kenvue improve execution. We'll serve consumers better. Our high geographic complementarity creates outsized revenue opportunity. Our lean operating mindset will drive significant cost synergies, unlocking significant capacity to invest back into the business and create significant shareholder value.

Kenvue is very well situated at the intersection of CPG and healthcare. They have strong talent and amazing brands. We have tremendous complementarity across categories and critical markets, and together, we will create best-in-class consumer-driven company. Kimberly-Clark will enhance the potential and performance of Kenvue's portfolio, uniting our proven commercial activation engine and go-to-market playbook with Kenvue's beloved brands we’ll accelerate growth. We will harness our combined global scale to accelerate our capacity to serve consumers and deliver efficiencies.

With a broader product range and greater reach, we will be better equipped to invest behind driving household penetration, and we will realize exceptional synergies that will fuel a powerful financial algorithm.

From the start, we'll be a $32 billion powerhouse generating approximately $7 billion in EBITDA annually. We'll have 10 iconic billion dollar brands that touch more than a billion people across every stage of life. Those brands will be fueled by science-backed pioneering innovation that will continue to deliver new technology for consumers.

To get the most out of these brands, we will leverage Kimberly-Clark's brand building and commercial engine. We've already proven we can do it at Kimberly-Clark, and we'll leverage that experience as we bring in Kenvue. All of this leads to an attractive financial profile with greater scale.

Now on this slide, you'll see the range of large, essential, and highly complementary consumer categories that the combined company will serve. We'll have deep reach and strategic alignment to capture -- better capture growth from both further premiumization, and in some cases, huge demographic tailwinds that are possible across these categories on a global basis. We know that consumers are increasingly prioritizing health and wellness, which now comprises $800 billion of annual spending.

Kenvue's brands are among the leaders in attractive categories delivering outsized market growth, including over-the-counter, Skin Care, Oral Care, and Wound Care. Kimberly-Clark has exposure to structural tailwinds across age cohorts within each of our categories with significant growth across Adult Care, Baby Care, Family Care, and Feminine Care. Together, we'll be well positioned to lead category growth over time in each of these areas.

Over the past 10 years, we've built world-class CPG executional capability. We built the engine, and we're eager to deploy it to Kenvue. We developed the skill and the will to invest for impact. In North America, we're an execution machine. In the Advantage Survey, we went from 26th globally when I started at the company to third globally this year, and number one in North America three years in a row. We've built a winning playbook that's enabled us to double our revenue and triple our profitability in China, the world's largest and most competitive market for our categories.

Bringing that capability and experience together with Kenvue will create a health and wellness leader with scale in key categories. Here you can see the many areas of opportunity for us to apply that playbook and complement each other's respective geographic areas of strength. The transaction will fuel growth in Kenvue's brands globally as Kimberly-Clark's capabilities are applied across the combined product range and our commercial playbook is activated in more markets - for example, Mexico, South Korea, India, and China.

In markets where Kenvue already has strong business - for example, India and Western Europe - applying our commercial playbook to our brands will take our combined market position to new heights.

With that, I'm going to turn it over to Nelson, and he'll review the transaction and financial details.

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark

Thank you, Mike. I'll start by expressing how excited we are for both companies and the tremendous opportunity we have to create lasting value from this combination. We have a clear path to delivering exceptional cost and growth synergies that we expect to total $2.1 billion of EBITDA, net of a meaningful level of reinvestment back into the business. Our synergies realization will be bolstered by the work we have already done to rewire our organization and to optimize our margins.

Driving cost discipline, productivity, and efficiency is what we are doing so effectively through Powering Care. We have built the capabilities for this moment. We have a fit-for-purpose operating model and high conviction in our ability to achieve these targets.

This includes approximately $1.9 billion in cost synergies and approximately $500 million in incremental profit from revenue synergies, of which we will reinvest approximately $300 million. We expect to realize the cost synergies in the three years following closing while revenue synergies are expected to be captured within four years.

Turning to the next slide, we show the breakdown of where we see opportunities to unlock cost savings across the combined enterprise. Through our diligence process, which included teams from both organizations, we've done an extensive bottoms-up analysis of every cost package, from procurement, to conversion, to sales, distribution, and overheads. Result of this process is a well-balanced and robust set of opportunities across cost of goods, sales, marketing and trade spend, as well as G&A.

In each of these areas, our Powering Care strategies have given us both a strong foundation of capabilities and momentum from which to build. In productivity, we will leverage our integrated margin management capability and discipline on pricing net of cost to drive industry-leading productivity, having already identified potential gains in procurement and distribution. In sales, marketing and trade spend, we'll leverage our commercial playbook and sales talent across categories, rationalizing and de-duplicating systems and processes so we run lean and fast. And as Mike mentioned, we will adopt our balanced matrix approach to the organizational design to ensure that we have a fit-for-purpose set of global functions that are there to support local markets in executing with excellence and speed.

To drive these savings, we project one-time costs of approximately $2.5 billion in the first two years following the close of the transaction.

As we bring together an exceptional portfolio across complementary geographies and consumer need states, we will accelerate growth for the combined entity. We will pursue opportunities across every stage of life, where we will have excellent consumer value propositions, enhancing our ability to serve customers. We plan to reinvest a meaningful portion of the revenue-related profit synergies to fuel Kenvue's brands and drive market-leading growth. As Mike shared, we see opportunities to scale each other's business in key geographies where one of us has a stronger foothold.

Turning to the next slide, the transaction values Kenvue at approximately $48.7 billion. Upon closing, Kenvue shareholders will receive $3.50 in cash and 0.14625 Kimberly-Clark shares for each Kenvue share, representing total consideration of $21.01 per share. The total consideration represents an acquisition multiple of approximately 4.3 times Kenvue's last 12 months EBITDA, or 8.8 times including expected run rate synergies of $2.1 billion net of reinvestment.

Current Kimberly-Clark shareholders are expected to own approximately 54%, and current Kenvue shareholders are expected to own approximately 46% of the combined company on a fully diluted basis. Upon closing, the Kimberly-Clark Board of Directors will add three members from Kenvue.

We expect the transaction to close in the second-half of 2026, subject to the receipt of Kenvue and Kimberly-Clark shareholder approvals, regulatory approvals, and satisfaction of other customary closing conditions.

The transaction is structured for financial flexibility, consistent with our long track record of disciplined capital management. The structure of this transaction is designed to allow us to delever on an accelerated basis to levels consistent with our current credit rating. Importantly, as the vast majority of the consideration is in stock, we will be taking on a very manageable increase in leverage. In addition, we will deploy the meaningful upfront net cash proceeds from the formation of our international family and professional joint venture with Suzano to help fund part of the cash consideration.

We are targeting a leverage ratio of approximately two times EBITDA to be achieved within 24 months post-close, which is consistent with our current credit rating. Until that target leverage is achieved, share repurchases will be limited to offsetting dilution from equity compensation.

Finally, this transaction will not only enhance our financial profile, but it will unlock a powerful financial algorithm to drive significant shareholder value. We start from a strong foundation built upon pro forma annual net revenues of approximately $32 billion and $7 billion of EBITDA pre-synergies. We've built our financial outlook on a conservative set of assumptions, including a gradual recovery in Kenvue organic growth back towards its weighted average category growth, meaningful investment levels on the base business, and three-year and four-year time horizons on cost and revenue synergies, respectively. At the same time, the magnitude of synergies we expect to deliver should result in no more than mid-single-digit EPS dilution in year one and delivers solid EPS accretion in year two following the close of the transaction.

And we will be well-positioned for long-term sustainable returns, thereafter, driven by adjusted organic growth ahead of the weighted average category growth in the markets in which we'll operate, adjusted top-tier operating profit margins, top-tier constant currency EPS growth, all of this resulting in double-digit total shareholder return. Again, we see this as a tremendous opportunity to create value for both companies and our respective shareholders.

I'll now turn it back to Mike for a few closing thoughts.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Okay, we believe that Kenvue is the perfect partner for Kimberly-Clark. We share common values and a common vision to deliver superior care for billions around the world. Our combined brands are enduring, trusted, and carry deep meaning. This is at the heart of what will make this combination so powerful and why we have such high conviction that, together, we'll create significant value. For both companies, this is the right transaction at the right moment. I want to reiterate how deeply excited we are for the opportunities ahead, for our shareholders, our consumers and customers, employees, and our communities.

We thank you all for joining us this morning, and with that, I'd like to open up the line for questions.

QUESTION AND ANSWER

Moderator

Thank you. We will now begin the question and answer session. To ask a question, you may press star then one on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. And to withdraw your question, please press star then two. Please limit yourself to one question.

And our first question for today will come from Nik Modi with RBC Capital Markets. Please go ahead.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Hey, morning, Nik.

Nik Modi

Analyst, RBC Capital Markets

Yeah, thanks, good morning, Mike. So, I guess one question for you and one question for Kirk. Mike, can you just maybe help us understand, as you're doing the due diligence, like what gives you the confidence that you can actually turn some of the Kenvue -- struggling Kenvue brands around, and if you can be specific in terms of kind of how we should think about it based on a lot of the capabilities that you've been building over the last five years or so.

And then for Kirk, maybe just help us understand kind of organizational priorities between now and close, just if you could just give us some direction on kind of how you're thinking about it. Thank you.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Yeah, actually, Nik, I'm going to ask Kirk to help me answer the first part, as well, because that's the whole basis for the idea here. And we had an initial conversation, and I proposed an idea, but I think we had to understand what -- I didn't exactly understand what was challenging the company, right? And so -- and I think in our discussion, I think what Kirk's kind of initial assessment of why the company was struggling was really centered around executional discipline. And I will tell you, Nik, I would say executional discipline is our core strength. And hopefully, that you've seen with -- us improve in that area over the years. And I think in the last couple of years, I think we've been executing a very, very high level.

I just -- I did want to say -- well, first of all, Kirk knows I think that -- I thought he did a fantastic job on his first earnings call with some difficult numbers. I will tell you, and I told this to Kirk, I've walked a marathon in his shoes because I was in the same boat on my second earnings call. Nik, you may remember July of 2017, and you guys don't know this, but I had at the time when I was the Chief Operating Officer, it was my second earnings call with Kimberly-Clark - I had 23 operating units reporting. We were down in 22 of them, and our largest operating unit, North American Baby Care was down 7% at the term, right? So very tough times. Of course, when I met Kirk, I tried to blame him, but he told me he had already been long gone from P&G at the time.

But any case, hey, from those troubles -- and you look at those numbers - on an order of magnitude, those are more than what Kenvue's experiencing right now. I will tell you that we put our heads down, and we said, hey, we're going to fix this plane while we're flying it. We're not working just to get a business performance result. We're going to build a world-class company. And so, from there, one, we made long-term investments on breakthrough technologies, some of what you're seeing now like our Gen 3 core, but some is still coming, and that our customers know about, Kirk knows about, but we haven't shared broadly with investors yet. I think we've shared it maybe the last -- a little bit more at the last couple of investor conferences, okay?

Second, I'd say we've built an advantaged social marketing model that has really helped us double our revenue and share in China, the world's largest and competitive market for our categories. We've built, as you saw on the slide, a top-rated customer selling organization, and that's been rated by our leading retailers, and then a supply chain as you see with our productivity that really is focused on delivering the best product at the lowest cost. So, we have that capability. And on top of that, I would say the management systems, the information, the visibility and the growth in accountability mindset that I think in our discussions that I think Kirk saw value in. But maybe, Kirk, I'll let I'll let you talk.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah. Yeah. Thanks, Mike. I would tell you, Nik, on the first question, as we looked at this, there was such a significant wealth of capabilities that Kimberly-Clark had built over the last several years. As I mentioned earlier, I competed with these guys for 15 years head-to-head.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Nik he was clear he was beating us.

Kirk Perry

Chief Executive Officer – Kenvue

Yeah, I was beating them. But we -- so I saw it firsthand. And now several years later, just the efficiency through which they have done this. And so, as we think about the challenges we have at Kenvue around things like our go-to-market strategy in terms of what we have there, thinking about things like revenue growth management for one, Mike talked about category management with Advantage Solutions being the number one rated company in North America, huge capability there: e-com, another capability. These guys are juggernauts in China. I mean, it is a machine, and their ability to drive that across the rest of the globe is very evident. That's another insights and brand building, and we talked about this on my first call in August, is really having that capability.

We have it in pockets, but not at scale. And so, what this does is enables us to significantly pull forward those capabilities into Kenvue brands. We'll talk more Nik -- separately on our Q3 results, but we had a really good October that really helps us feel confident that we're putting those things in place. And as we move to close on this transaction, we'll be even in a stronger place. But the second question was what are the priorities as we go forward. I mentioned in August, there were four things I was focused on - leadership, second was strategy, the third was our structure operating model, and the fourth was execution. Those will not change.

In fact, today, we announced some leadership changes. I became the permanent CEO of Kenvue, which means I'm going to carry this through the transaction to make sure that we're staying on course and delivering what we promised. Now it's Carlos De Jesus running our North American business and John Halverson, taking over as our Chief Digital and Marketing Officer.

Strategy - we're going to be super focused and strategic as we go forward, and we're not going to be everything to everyone, but we'll talk more about that with you all in the analyst community in terms of what our strategy is; by the way, a great dovetail with where Kimberly-Clark is today.

Our structure operating model, we're going to make some changes, which make it crystal clear who the decision-makers are and making sure we have end-to-end accountability- again, almost a perfect dovetail with where Kimberly-Clark is now and a relentless focus on our execution. So those are going to be the priorities that we have as we move from now to close to make sure that we're consistently delivering on the results that we should be delivering on with the core brands that we have.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Yeah, Nik, maybe I'll add -- Kirk, maybe a loft -- we know and we're excited about Kirk being the permanent CEO because we know he will move in the right direction. I have many people that worked for Kirk when he was at Proctor, and they always tell me Kirk is the best leader they've ever worked for - just so you guys get that.

Kirk Perry

Chief Executive Officer, Kenvue

Thank you, Mike.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

But the other thing that should give you some reassurance, Nik, is if you what Kirk is describing, it's exactly the challenges we had. I mean, we're very similar companies historically. I'd say a lot of decentralization, which has a lot of pluses, but has its drawbacks, right? And so decision-making historically is dispersed. Lack of clarity on who owns the number -- you heard Kirk mention that. We've been through that, too. And then also -- the thing that we also talked about was, like us, I think, Nik, you may remember us, we were probably a little too earnings focused in our past.

And I think Kenvue and maybe even within J&J consumer, had a similar perspective. And so, what that -- you start to atrophy some of the growth capabilities when you do things that way. And so, we've been -- and when I said I've walked a marathon in those shoes, it's exactly the whole journey that we've been on. And that's why I'm so confident that we can work together and really help the Kenvue brands really take off.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah.

Nik Modi

Analyst, RBC Capital Markets

Great. Thanks, guys.

Moderator

The next question will come from Lauren Lieberman with Barclays. Please go ahead.

Lauren Lieberman

Analyst, Barclays

Great, thanks.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Hey Lauren.

Lauren Liberman

Analyst, Barclays

Hey, good morning - two sets of questions. So first is just piggybacking off of just your discussion pointing out, Mike, some of the similarities between the companies historically. But there's also some interesting differences, right? Like Kimberly-Clark a much -- let me go back to historical, right -- much more commodity exposed and sort of low gross margin, heavy CapEx, technical innovation and manufacturing, a very tight portfolio of brands, right? Kenvue's got a very long tail, I believe, that needs some cleaning up. I think Kimberly always had a pretty clear strategy, given the limited category footprint, right? So may been a little bit different by market, but at the end of the day, it was a pretty clear direction of travel given the categories in which you compete in. Kenvue's very, very broad. So, I wanted to talk about maybe some cleanup work that still needs to happen at Kenvue, how much, Kirk, you think you can start to take on, I mean, over the next nine months, it might be a little tough. But I think that's a big topic because everything in the slide speaks to the big brands and arguably maybe still too many geographies, but this is a very, very -- Kenvue is complex to begin with.

And now this becomes more complex for Kimberly-Clark to take on, which is a very different mode of operation. Also, Mike, then you've been moving in, right? You've been trying to tighten things up, and now you're going to get very broad again. So -- and then I'll ask my second question. Thanks.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Yeah. Maybe, Kirk, I'll start. I just -- the one thing I want to clarify is kind of like, hey, because this is kind of a different set of categories for us. That's clear. It's a different kind of pivot for us. I will tell you, Lauren, like everything that we've been doing in our transformation was designed to meet this moment. I mean, that's really the focus. Like we've built a world-class team that's enabling us to win in the toughest -- Kirk, you would agree -- the toughest categories in CPG.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

We're very confident in K-C's organic path, right? And I'll be clear, and you guys can click further on this. I'm way more excited about our next 10 years and think our innovation for the next 10 years is way more than what we had in the last 10 years. And so, I think we've got some big stuff coming on organically within Kimberly-Clark.

However, the strategic logic, Lauren, is I really wanted the company to have greater exposure to higher-growth, higher-margin categories. That's why we made some of the portfolio moves with our international tissue business, private label, PPE, some of those things. But -- and then as we did an exhaustive diagnostic of the whole CPG universe and beyond the CPG universe, and I would say everything led us to health and wellness because the macro trends of the global population aging, right? So, the U.S. population and developed markets are clearly aging. But even developing markets are going to see that, and you're starting to see that impact.

And so, for us, when you think of an aging global population, health and wellness has the biggest tailwind behind it. And it's just going to continue accelerating for the next 30 years, right, in that direction. So that was kind of some of the strategic logic. So then once you cross the bridge and say, oh, health and wellness -- and I know, Kirk, you guys like have been under pressure and everything else. For you -- for us, like Kenvue was always like the crown jewel, like the number one name that we had been thinking about for a long time. And so -- and obviously, I think you know that the brands are so great. And so, with that, I'll pause there and let maybe Kirk address some of your questions.

Kirk Perry

Chief Executive Officer, Kenvue

Sure. Hey, Lauren. So, on the brand question, you're 100 percent right. We talked about this back in August. We have 115 brands that are in the portfolio; 41 really are multiregional or global and represent the core of our business. And as we go forward, I think about it in terms of between now and close, back to my four priorities, as I think about strategy and execution on the strategy front, we're going to be talking more to you all about this related to what it is we can really uniquely have a point of difference on with our brands, and that is around three things. One is the insights, true insights, not facts, not consumer -- accepted consumer but insights that open the hearts and minds of consumers that we build our innovation on and are marketing on. The second piece is claimable science-based advantages. And the third is healthcare professional recommendations. Those are our three nodes we call them, and we're going to be relentlessly focused on that.

If the brands don't fit into the ability to do that, obviously, we're going to look at ways to optimize our portfolio to make sure that we can focus on those three things as an example. Again, something we talked about our top 10 markets and top 10 brands in those markets represent north of 75% of our sales. So, we're very concentrated. And we know that if we focus on them and we grow share on them, the rest will take care of itself.

The other thing is from an executional standpoint, we know that -- and I mentioned this -- our bottom 30% of SKUs that really bog us down operationally, we have -- we are actually implementing this now. We're reducing the bottom 30% of our SKUs in all of our core regions, which will allow us to focus on the bigger part of our portfolio and get a lot of the executional muck out of the way.

So, we are going to continue to focus on that. So, yes, there are things in the portfolio that won't fit long term. And as we get closer to close, we will obviously have more aggressive discussions about that.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Yeah, I think, Lauren, I forgot to mention that part, which is the complexity, yeah. I mean, I definitely see that Kenvue has a more complex product and geographic portfolio. The thing I'll also say, as Kirk works through that prioritization process, Nelson and I are not strangers to portfolio complexity. We led the profit center -- the biggest profit center at Kraft in our grocery division, Nelson, we had, as I recall, 40 categories and 47 brands. And in our tenure, I would say, our performance of the division that -- when we were there was 4% top line and 10% bottom line. We knew we learned how to manage through that complexity. So, I would say, yeah, again, we want to have operational discipline look to have kind of an efficient portfolio, but there are ways to manage complexity efficiently, as well.

Lauren Lieberman

Analyst, Barclays

Great. And then sorry, just one big follow-up or separate question really is just to talk about lawsuits and liabilities. So, talc in the news more recently. I know with Tylenol, there's no new science, but there's certainly been headlines and noise. I just wanted to -- for you guys to comment perhaps on how that is factored into deal consideration and so on. Thanks.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

All right. Should I address the deal consider -- all right. I'll do that. I just want to make sure that, Lauren, that you know we reviewed this transaction in the same way that we run the business, with incredible rigor, right, thoughtfulness and discipline. And so, the Board carefully considered all of the risks and all the opportunities. And then we had multiple sessions with the Board, with the world's foremost scientific, medical, regulatory and legal experts. And so going through that process multiple times, I think the work confirmed that this is a generational value creation opportunity for both companies.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Kirk?

Kirk Perry

Chief Executive Officer, Kenvue

Well, I mean, Lauren, as you can expect, I'm limited in what I can say on litigation, but what I can say is there is nothing that is more important to us and the health of the people who use our products. And so, on both the things you mentioned, on talc and acetaminophen, we -- we've said this multiple times, it's on our website. We stand firmly behind the science and the safety of our products. I mean, these things have been studied for decades, and we continue to stand by that science as the medical community does, as well.

Lauren Lieberman

Analyst, Barclays

Thanks so much, guys.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Thanks, Lauren.

Moderator

The next question will come from Dara Mohsenian with Morgan Stanley. Please go ahead.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Hey, Dara. How are you?

Dara Mohsenian

Analyst, Morgan Stanley

Good. How are you? So, Mike, can you just give us a bit more insight for how this deal came together from a Kimberly-Clark standpoint? It's clearly a very sizable bet. Has Kimberly been looking more for an entry into consumer health or another like growth for the company? Was looking for more global scale a big focus? Is it more opportune circumstances of the two companies coming together? Just trying to understand the decision-making process on your end and timing of when this deal came together and the juxtaposition is versus the base business where you've been transforming the base business and seemingly a lower risk or more visible strategy there of sticking with the status quo. So, it'd be helpful to understand more the motivation behind the deal from your standpoint on top of some of the attributes you're excited about going forward.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Yeah. Hey, Dara, so great question. I will tell you definitely not opportunistic; definitely strategic. I was on with our top leaders at K-C just before this call. I said, hey, this was always in the back of my mind, right? And actually, you might see it's reflected in our board composition and our leadership composition that this has always been in the back of my mind, not in the front, but maybe someday, right? And so, this was always -- Kenvue was always the belle of the ball for me, and so -- because of the great collection of brands and capabilities that the company has. As I mentioned earlier, we've been migrating our portfolio to focus on higher growth, higher margin personal care. And then within that, health and wellness to me was by far the most attractive aspect of personal care because of the macro trends of an aging population globally.

And so, again, with the built-in tailwind, we wanted to increase our exposure. And the other thing is -- and I think there's an important idea here, and this is something that I think Kirk sparked to the first time we talked, and I think it clicked with you right away, which is like the combination's gonna enable us to provide comprehensive everyday care. And everyday is a Kenvue term, which I'm adopting because I love it. The extraordinary power of everyday care is their purpose, and I wish I had thought of that myself. But we can deliver comprehensive everyday care way better than either of us can do on our own because the reality is, when Kirk and I got together, it was clear. We serve every important stage of life, and both of us do it from opposite sides of the category, right?

So, if you think about it, our Baby Care and all things Baby, Women's Care or Feminine Care, we do it through Kotex, they have a bunch of products that serve women. Family Care, more broadly -- I think, Kirk, you guys probably would call that essential care, but it's essentially Family Care for us, which tends to be the tissue category for us, but much broader play. Active aging, which is the one that puts us on to the macro trend, right? These categories are continuing to double, and the needs of aging seniors is going to continue to expand.

So those are kind of like the big life stages that we really address, and there's probably more if we think harder about our portfolio. But the interesting thing and where I think there's a powerful combination here is our brands in K-C are very high penetration. If you're in the category, everybody's in it, right? They're high frequency, meaning you're using them every day. And then they're long duration. So, if you're in Fem Care, you're going to be using Kotex for 40 years. If you're in Depend, you're going to be using Depend for 40 years, right? Baby Care is probably the shortest, but you're in our suite of products for maybe somewhere between three and five years, right?

And so, there is like long duration, frequency. There's a lot of expenditure for consumers. And so, because of that, they want to have an ongoing relation with us. And that's why we really prioritize what Kirk was talking about, a digital social marketing approach where it's kind of a continuous loop that we have a direct connection with consumers. And so, if you think about that social digital capability, we think by bringing more brands that address the same consumer segment that we can deliver a much higher standard of care. I don't know, Kirk, if you have anything else--

Kirk Perry

Chief Executive Officer, Kenvue

--No, well said, well said.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

I don't know, Dara; I hope I didn't go off on a tangent there.

Dara Mohsenian

Analyst, Morgan Stanley

No, that was helpful. And then can we just touch on revenue synergies? How much confidence do you have there? You're both students of the CPG industry, having been in the industry for decade, and what's made sense on paper in a number of deals in terms of revenue synergies has often proven more difficult than originally expected. So, level of confidence there and really the key buckets within the revenue synergies and obtaining those synergies.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah, Dara, I can start and Mike jump in. What was interesting is, as we sat down to go through the synergies both on the cost side and the revenue side -- and this is the first time I've had this happen where we had the entire leadership teams sitting down and going through this country by country, category by category. It became very clear, because as you point out, revenue synergies are harder to execute than cost synergies because we've both been doing this a long time. But this is the first time I've ever honestly looked at it where we started with a lower number and we -- usually, you try to bring that one down for the reason you point out, but we continued to add to it, because as we went country by country, category by category, the synergies were really terrific. Just even as you think about our technical competencies in the background, us with molecules and Kimberly-Clark with paper and substrates, and you bring those things together, that's just one example. And we don't want to give away all of our secrets in terms of revenue synergies, but they are low-hanging and significant is what I would say.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Yeah, I think, Dara, maybe a couple of things, and I was just telling my leadership group, like we're going to be inventing new stuff to serve like this -- provide this comprehensive everyday care better, like better than we -- because we were kind of trapped into our own different segments, right? But I think we can do a better job. So, I think the products will evolve.

I will say the immediate low-hanging fruit from a revenue synergy is the geographic complementarity, right? We said -- it's a hard word for me to say; there's five syllables. I'm a monosyllabic guy. But the thing about it, India, we've struggled, Dara, in India to build a distribution network. And so, we're probably right around let's say $100 million in India, right? And they're a multitude of that. And they're in -- I think, Kirk, I heard, as I recall, 3.1 million points of distribution in India.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Correct? Which is hard to build, right? And so that would be great for Huggies and some of the other brands that we have. And so that's one example. The other examples it turns out are that I guess we happen to -- Kimberly-Clark has high distribution and big businesses in a lot of markets where people still smoke a lot. And so, I've never been so excited about smoking cessation and think that's a good product to market. And that's what Kirk's CFO, Amit, was like beating into my head the whole discussion. And so -- because as you recall, we have a large position in Indonesia, we have a large position in China, Korea, everything else. And so, yeah, there's a lot of -- those are just like two minor examples, but we feel a lot of those opportunities.

The other thing I'll add is, beyond the revenue synergies -- and by the way, in our plan that we're presenting out -- Nelson laid out, we put in a pretty conservative number for the revenue synergies, because we know the market tends to be a little more skeptical of those. So, I would probably say-- and Kurt, I don't know if you would agree, but look, we would intend to beat that.

Kirk Perry

Chief Executive Officer, Kenvue

Oh, yeah, for sure.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

And so that's on the revenue side. And then you didn't ask about the cost side, but I would say cost discipline – K-C, we are a top quartile efficient overhead company, right? Our discipline is, since our gross margins are a little lower than the average of the industry, we have to be the lowest on SG&A. And so we are, and we've always been that. And so -- and I would say -- and Kirk, you may comment -- coming out of a higher margin pharma business, our observation, and I think Kirk and Amit's, was that the cost structure for Kenvue is a little higher than typical for a CPG of this size, and so there's some opportunity there.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah, for sure. I mean, our standalone focus would have been very much attacking that, but you're right. I mean, we came out of a pharma industry where SG&A COGS are just higher, and obviously, you all work in an industry where every penny matters, and so that combination is going to be fantastic.

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark

And Dara, I think it's important also to highlight the fact that, one, these synergies will be realized in the course of four years. And we are reinvesting close to 60% of the profit coming from these synergies back into the business. That's built into our business model. So, to Mike's point, the approach we've taken here – and as Kirk said, we spent time looking at each of the components -- we are doing this reinvestment to also ensure that we're putting back money into the business to strengthen the overall profile as the four years progress.

Dara Mohsenian

Analyst, Morgan Stanley

Great. Thank you, guys. Thank you.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Thank you.

Moderator

Your next question will come from Chris Carey with Wells Fargo Securities.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Hey, Chris.

Chris Carey

Analyst, Wells Fargo

Hi, guys. Hey. Just two questions, please - so first, on -- Nelson, I think you mentioned mid-single-digit dilution. Is that inclusive of the proceeds that you'll be using from the IFP deal for this transaction. Said another way, does this change your expectations for the Suzano JV? Is that included in the mid-single digits? And then just secondly, can you just maybe balance this dynamic around need to invest in -- relative to your confidence in the synergy target, how conservative or optimistic do you think the synergy target is -- a fairly sizable percentage of acquired profitability? So just have a bit more detail on that front, as well. Thank you.

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark

Sure. Let me address the dilution and the linkage to the Suzano transaction. So, the linkage of the Suzano transaction, Chris, is solely because of the net proceeds that we project of $1.8 billion that, when we announced the Suzano transaction, we were deploying the share buybacks. That's not going to happen because, right now, with the transaction and in our approach to being prudent on the balance sheet and the leverage and our commitment to our credit rating, we are going to deploy that to pay for the cash consideration. So that -- if you run the math, and we'll be happy to talk to you later, that is what's driving that bit of the dilution, but nothing else related to our assumptions on the Suzano transaction. That remains the same as what we had announced back in June.

Chris Carey

Analyst, Wells Fargo

And just on the synergies?

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Hey, Chris, you may want to repeat that. I think we didn't hear your second part of your comment.

Chris Carey

Analyst, Wells Fargo

Well, the second question was just confidence on the synergy number. It's a relatively big percentage of acquired profitability and just a bit more detail on some of the drivers. Thanks.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Yeah. So sure. So let me walk through the cost synergies. The cost synergies amount to $1.9 billion. And what we've done is a fairly detailed bottoms-up approach function by function. And this covers all elements of the P&L. So, we've gone through distribution by market, and we've come up with the synergies that this would drive. We've gone into SG&A line item by line item, looked at the structures of the two organizations and the geographies and come up with it. And the other bit is, as you look at the overall phasing of the synergies, the cost synergies, we're doing these in -- throughout the first three years of the transaction, a little bit more of synergies coming in in year one, year two, but the completion of the synergies would largely be achieved through the third year. As we compare it against other transactions, both in CPG and the healthcare space, all of the ratios that we had are right on benchmarks that have happened, and we looked at this in depth, both ourselves and with our advisers.

Chris Carey

Analyst, Wells Fargo

Okay, thank you.

Moderator

Your next question will come from Javier Escalante with Evercore ISI. Please go ahead.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Hey, Javier.

Javier Escalante

Analyst, Evercore ISI

Hey. How are you guys? A lot to digest here. I was expecting that Clorox would be my complication today. So, on the deal, right, the combined entity, kind of like rough math, give you SG&A between 17% and 18%. And the portion of SG&A alone, right, which is about $750 million, takes SG&A to 15% around, which is still above the peer group. So -- and I know that Nelson referred to the reinvestment. So, I don't know whether this is -- given the scale of what you are doing, if this is conservatism in terms of the savings target, or this is net of reinvestment because it is not in the slides, this commentary that Nelson just made, so if you can clarify that? And then I have a question -- a common question to Sheri and Kirk because Sheri knows -- long time no speak – Sheri knows both companies and Kirk comes from a highly centralized company like Proctor. So, I would love to hear thoughts on that, but first on the pure math of the synergy, please.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

All right, I'm going to try. Nelson may have to correct me. But here's, I think, Kirk, where -- I think your analysis, Javier, is definitely correct, and it's kind of our starting point. I think as we got into the due diligence phase, there are some things that they classify as SG&A that we didn't -- we thought were less addressable in that area. And so, kind of our estimate here is based on an apples-to-apples kind of lineup of the P&L based on how we understand it.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah, that's right. Yeah, just different categorizations.

Javier Escalante

Analyst, Evercore ISI

And then you mentioned also -- it's related to this, but you mentioned also that there's going to be portfolio simplification. Is this portfolio simplification going to be on hold through next year because the transaction is not going to close in a while, or it's going to start happening say -- the noncore assets like hair care, stuff like that is going to start being divested as we speak?

Kirk Perry

Chief Executive Officer, Kenvue

Yeah, Javier, what I would tell you is we're going to continue to operate the two companies on a stand-alone basis until we close. And so, whatever we need to do in the due course of business to make sure we deliver what we promise, we will do. So, we're actively looking at the portfolio as we speak. And obviously, we were looking at multiple paths on this front. And so now that we've made this decision, we're moving forward with this, we will view it through that lens.

Unknown

[Crosstalk]

Javier Escalante

Analyst, Evercore ISI

Okay. So, the question is to Sheri and then for sure, Kirk, because you come from kind of like the opposite side of how conglomerates like this has been run, right? So, Sheri, you know -- long time no speak -- you come from Johnson & Johnson, right, and it is very decentralized. So was Kimberly-Clark. And the whole point of both companies where they were trying to centralize to improve execution. So basically, when do you think that this decentralization helps to keep execution risk low? And then on the Kirk side, what do you see here, right, borrowing your knowledge from Proctor that can be applied to these new entities, which is very interesting in itself? Thank you.

Sheri McCoy

Lead Independent Director, Kimberly-Clark

Great to hear from you, Javier. As it relates to Kimberly-Clark and Kenvue, I think the similarities are that they are very consumer-oriented facing companies. People are very focused on -- in the market, so that decentralization you talk about is still present in both companies. And I think it's important. And I think what Mike has done is really brought together a matrix approach where they have the right balance between ensuring that we understand what's going on in the market, the people are running their markets, but we're actually benefiting from the global scale and the capabilities in the center. And so, I don't like to use the word centralization because I don't think -- I guess maybe because I grew up in J&J for 30 years, it's sort of like a bad word.

But I do think the idea of the power and the scale that you have by getting the capabilities at the center and then looking at how you wire the organization and have the connective tissue so the people in the markets and running the categories understand how to drive that business is critical. But at the same time, they have the power internally in the central core. And I see that Kimberly-Clark perhaps -- again, I haven't been close to Kenvue businesses in a while, but they may be further along in the journey in terms of getting that balance and getting that wiring right so that people can actually have the scale, because to me, it's about having the customers, the right science capabilities and then ensuring people can go off and do the right thing from a consumer product standpoint.

Kirk Perry

Chief Executive Officer, Kenvue

Yeah. And I would say, Javier, for me, I've worked across very different models in CPG, tech and data and analytics. And any model can work. But to me, the models that work the best and the principle I try to live by is as common, as possible as different, as necessary. And so, there is a level of global scale that you get that benefits the entire company, but there is a customization locally that enables you to win at the local level. And so, another concept that I've seen that works really well, and this is something we did at Proctor, hard point soft points where you take those things that have to be common, and they are just the law. But then the soft points are what has to happen locally to enable you to win. And I would tell you, one of our challenges at Kenvue right now is we're living in between, which is no place to live, in the murky middle. And so, I think that's what Kimberly-Clark has done an amazing job of defining those hard point soft points, that common as possible different as necessary focus that we're moving to now as we go toward the close of this merger so that when we come out on the other side, we will enable it to be a nice dovetail into what they've already done.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Yeah, Javier, I know you're not asking me, but I can't resist to chime in a little bit. But if you look at our org chart, it would probably look – Kirk -- it's a matrix. It's a regular matrix like everybody else. So, it'd probably looked pretty similar to P&G, right?

Kirk Perry

Chief Executive Officer, Kenvue

Yeah.

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

I think the difference in ours is the spirit of ours -- and I was explaining to Kirk -- like our whole organization and this rewiring was designed to help the markets win. Like what we're prioritizing is like winning in the local market. And the markets have the P&Ls; they are the best to figure out how to win. But we want to leverage the scale, as Sheri said. And so, the functions are wired to help the markets win, but bring the best of what they see around the world at K-C in to help that market win.

So again, we're not a centralized company, and we're not decentralized. We're kind of a little bit of a hybrid, but it's working for us because I'm seeing -- we're 18 months into our Powering Care and our rewire and everything else. The speed of which the transformation is taking place is a lot faster than I think any of us on our leadership team had foreseen.

Javier Escalante

Analyst, Evercore ISI

And, Kirk, remind me, the P&L responsibility in Kenvue was at the local level, or was it at a brand level?

Kirk Perry

Chief Executive Officer, Kenvue

So, it's at the segment level. So, we have three segments, Javier - Self-Care, Essential Health and Skin Health and Beauty.

Javier Escalante

Analyst, Evercore ISI

Okay. Thank you very much.

CONCLUSION

Mike Hsu

Chairman and Chief Executive Officer, Kimberly-Clark

Great. I think we're running past time here, so we'll end it there. Thanks, everybody, for joining, and we'll be around to take any follow-up questions.

Moderator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, K-C and Kenvue intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a K-C registration statement on Form S-4 in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction that will include a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C, and a definitive joint proxy statement/prospectus, which, after the registration statement is declared effective by the SEC, will be mailed to stockholders of K-C and Kenvue seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C will be available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue will be available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Report on Form 8-K, which was filed with the SEC on May 6, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025, and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 6/4/2025, 8/1/2025, 8/1/2025, 8/4/2025, 9/10/2025, 9/24/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/3/2025, and 10/7/2025. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including expectations as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined and Non-GAAP Financial Information

The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as organic growth. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures.  There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. K-C and Kenvue caution you not to place undue reliance on these non-GAAP financial measures.